EXHIBIT 12.1

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$731	$1,161	$(3,077)	$550	$1,059
Fixed charges	413	339	374	187	104
Distributed income of equity investees	43	7	28	-	-
Total Earnings	$1,187	$1,507	$(2,675)	$737	$1,163

Fixed Charges:
Interest expense	$387	$312	$351	$178	$94
Estimated interest within rental expense	26	27	23	9	10
Total Fixed Charges	$413	$339	$374	$187	$104

Ratio of earnings to fixed charges	2.9	4.4	n/a	3.9	11.2
Dollar shortfall	n/a	n/a	$3,049	n/a	n/a